UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BORQS Technologies, Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G1466B103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. G1466B103

1)	NAME OF REPORTING PERSON Norwest Venture Partners X, LP
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 3,635,740*
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 3,635,740*
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,635,740*
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.29%
12)	TYPE OF REPORTING PERSON PN

*	These shares include 102,258 ordinary shares held in an indemnity escrow account.

13G

CUSIP NO. G1466B103

1)	NAME OF REPORTING PERSON Genesis VC Partners X, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 3,635,740*
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 3,635,740*
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,635,740*
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.29%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. G1466B103

1)	NAME OF REPORTING PERSON NVP Associates, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 3,635,740*
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 3,635,740*
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,635,740*
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.29%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. G1466B103

1)	NAME OF REPORTING PERSON Promod Haque
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 3,635,740*
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 3,635,740*
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,635,740*
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.29%
12)	TYPE OF REPORTING PERSON IN

13G

CUSIP NO. G1466B103

1)	NAME OF REPORTING PERSON Jeffrey Crowe
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 3,635,740*
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 3,635,740*
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,635,740*
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.29%
12)	TYPE OF REPORTING PERSON IN

13G

CUSIP NO. G1466B103

1)	NAME OF REPORTING PERSON Jon E. Kossow
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 3,635,740*
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 3,635,740*
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,635,740*
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.29%
12)	TYPE OF REPORTING PERSON IN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Item 1(a)	Name of Issuer:

BORQS Technologies, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Tower A, Building B23, Universal

Business Park, No. 10

Jiuxiangqiao Road, Chaoyang District,

Beijing, 100015 China

Item 2(a)	Name of Person Filing:

1.	Norwest Venture Partners X, LP
2.	Genesis VC Partners X, LLC
3.	NVP Associates, LLC
4.	Promod Haque
5.	Jeffrey Crowe
6.	Jon E. Kossow

Item 2(b)	Address of Principal Business Office or, if None, Residence:

1.	Norwest Venture Partners X, LP

525 University Ave, Suite 800

Palo Alto, CA 94301

2.	Genesis VC Partners X, LLC

525 University Ave, Suite 800

Palo Alto, CA 94301

3.	NVP Associates, LLC

525 University Ave, Suite 800

Palo Alto, CA 94301

4.	Promod Haque

525 University Ave, Suite 800

Palo Alto, CA 94301

5.	Jeffrey Crowe

525 University Ave, Suite 800

Palo Alto, CA 94301

6.	Jon E. Kossow

525 University Ave, Suite 800

Palo Alto, CA 94301

This statement is filed by Norwest Venture Partners X, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Venture Partners X, LP is a Delaware limited partnership, whose general partner is Genesis VC Partners X, LLC. NVP Associates, LLC is the managing member of Genesis VC Partners X, LLC. Promod Haque, Jeffrey Crowe and Jon E. Kossow are co-Chief Executive Officers of NVP Associates, LLC.

Item 2(c)	Citizenship:

1.	Norwest Venture Partners X, LP: Delaware
2.	Genesis VC Partners X, LLC: Delaware
3.	NVP Associates, LLC: Delaware
4.	Promod Haque: United States of America
5.	Jeffrey Crowe: United States of America
6.	Jon E. Kossow: United States of America

Item 2(d)	Title of Class of Securities:

Ordinary Shares

Item 2(e)	CUSIP Number:

G1466B103

Item 3	Not Applicable

Item 4	Ownership:

(1) Norwest Venture Partners X, LP (“NVP X”): At December 31, 2018, NVP X owned of record 3,635,740 shares of Issuer’s ordinary shares (“Ordinary Shares”). This amount represents 11.29% of the total shares of Ordinary Shares outstanding at this date.

(2) Genesis VC Partners X, LLC (“Genesis X”): At December 31, 2018, Genesis X may be deemed to have beneficially owned, by virtue of its status as general partner of NVP X, 3,635,740 shares of Ordinary Shares. This amount represents 11.29% of the total shares of Ordinary Shares outstanding at this date.

(3) NVP Associates, LLC (“NVP Associates”): At December 31, 2018, NVP Associates may be deemed to have beneficially owned 3,635,740 shares of Ordinary Shares by virtue of its status as managing member of Genesis X, the general partner of NVP X, the record owner of such shares. This amount represents 11.29% of the total shares of Ordinary Shares outstanding at this date.

(4) Promod Haque: At December 31, 2018, Promod Haque may be deemed to have beneficially owned 3,635,740 shares of Ordinary Shares by virtue of his status as co-Chief Executive Officer of NVP Associates,the managing member of Genesis X, the general partner of NVP X, the record owner of such shares. This amount represents 11.29% of the total shares of Ordinary Sharesoutstanding at this date.

(5) Jeffrey Crowe: At December 31, 2018, Jeffrey Crowe may be deemed to have beneficially owned 3,635,740 shares of Ordinary Shares by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis X, the general partner of NVP X, the record owner of such shares. This amount represents 11.29% of the total shares of Ordinary Sharesoutstanding at this date.

(6) Jon E. Kossow: At December 31, 2018, Jon E. Kossow may be deemed to have beneficially owned 3,635,740 shares of Ordinary Shares by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis X, the general partner of NVP X, the record owner of such shares. This amount represents 11.29% of the total shares of Ordinary Sharesoutstanding at this date.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Not applicable

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 23, 2019

NORWEST VENTURE PARTNERS X, LP

By    Genesis VC Partners X, LLC, as general partner

By    NVP Associates, LLC, as managing member

By:	/s/ Matthew De Dominicis
Matthew De Dominicis, Chief Financial Officer

AGREEMENT

The undersigned hereby agree that this Schedule 13G to which this Agreement is attached shall be filed by Norwest Venture Partners X, LP on its own behalf and on behalf of (a) Genesis VC Partners X, LLC, a Delaware limited liability company, (b) NVP Associates, LLC, a Delaware limited liability company, (c) Promod Haque, (d) Jeffrey Crowe and (e) Jon E. Kossow.

Dated: January 23, 2019

Norwest Venture Partners X, LP

By    Genesis VC Partners X, LLC, as general partner

By    NVP Associates, LLC, as managing member

By:	/s/ Matthew De Dominicis
Matthew De Dominicis, Chief Financial Officer

Genesis VC Partners X, LLC

By    NVP Associates, LLC, as managing member

By:	/s/ Matthew De Dominicis
Matthew De Dominicis, Chief Financial Officer

NVP Associates, LLC

By:	/s/ Matthew De Dominicis
Matthew De Dominicis, Chief Financial Officer

/s/ Matthew De Dominicis
Matthew De Dominicis, as Attorney-in-fact for Promod Haque

/s/ Matthew De Dominicis
Matthew De Dominicis, as Attorney-in-fact for Jeffrey Crowe

/s/ Matthew De Dominicis
Matthew De Dominicis, as Attorney-in-fact for Jon E. Kossow